Exhibit 99.1

Origin Agritech Limited Reports Third Quarter Financial Results for Three Months Ended June 30, 2010

Gross Margin increased from 31.76% to 41.30% for the three months, an increase of 9.54% as a result of increased pricing in corn seed

Net Income of RMB 105.16 million increased 40.3% from RMB 74.97 million

BEIJING--(BUSINESS WIRE)--August 30, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the third quarter ended June 30, 2010. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the third quarter of fiscal 2010, the Company generated revenues of RMB 462.23 million (US$68.07 million), a decrease of 3.13% from RMB 477.17 million (US$69.84 million) generated in the three months ended June 30, 2009.

Gross profit for the three-months ended June 30, 2010 was RMB190.90 million (US$28.11 million) compared to RMB151.56 million (US$22.18 million) in the same period of the prior year. Gross margin for the quarter increased from 31.76% in the same period of prior year to 41.30% for the three months ended June 30, 2010. This is an increase of 9.54% over the three months ended June 30, 2009 as a result of increased pricing in corn seed this quarter. Corn comprises the vast majority of our recognized revenues in this current quarter and a significant portion of the rice seed sales will be recognized later this year.

Total operating expenses for the three-months ended June 30, 2010 were RMB37.54 million (US$5.53 million) compared with RMB32.61 million (US$4.77 million) reported for the same period in 2009. Selling and marketing expenses were RMB9.40 million (US$1.38 million) for the third quarter of 2010, representing a decrease of 22.23% from RMB 12.08 million (US$1.77 million) for the same period of the last year, as a result of lower spending this quarter in large part due to lower transportation costs. General and administrative expenses of RMB17.56 million (US$2.59 million) for the third quarter ended June 30, 2010, increased 23.22% from RMB14.25 million (US$2.09million) for the three months ended June 30, 2009 as a result of higher seasonal salary expense along with Origin’s charitable donations. Research and development expenses increased to RMB10.59 million (US$1.60million) for the three-months ended June 30, 2010 from RMB6.28 million (US$0.92million) for the same quarter last year, with an increase of 68.73% due to higher salary, generic scientific research expenses, and variant transfer fees for the quarter. This is part of our plan to continue ramp up of research and development spend.

Operating profit for the third quarter of 2010 amounted to RMB153.36million (US$22.58 million) compared with an operating profit of RMB118.95 million (US$17.41 million) for the same period in 2009.

Net income attributable to Origin Agritech Limited for the third quarter of 2010 was RMB105.16 million (US$15.49million), or RMB 4.52 (US$0.67) per diluted share, as compared to a net income attributable to Origin Agritech Limited of RMB74.97 million (US$10.98million), or RMB3.26 (US$0.48)per diluted share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at June 30, 2010 included cash and cash equivalents of RMB307.21 million (US$45.24 million), and total equity of RMB347.92 million (US$51.23 million).

Deferred revenue was RMB42.12million (US$6.20 million) at June 30, 2010 as compared to RMB53.69million (US$ 7.86 million) at the same period end last year.

The Company received advances from customers of RMB275.40 million (US$40.55 million) at June 30, 2010 as compared to RMB163.48 million (US$23.93 million) at June 30, 2009.

FISCAL 2010 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin believes the revenue guidance for FY 2010 to be in the range of RMB 580 million to RMB 600 million.

CONFERENCE CALL INFORMATION

The Company will host a teleconference on August 31, 2010, at 8:00 AM EDT / 8:00 PM Beijing time to discuss the quarter end results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time. A replay of the teleconference will be available at +1-877-660-6853 or internationally at +1-201-612-7415 with pass code number 286 with conference ID #: 355580.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," “intends,” "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except share data)

	Three months ended June 30,
	2009	2009	2010	2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	477,169	69,844	462,230	68,066
Cost of revenues	(325,611)	(47,660)	(271,328)	(39,955)
Gross profit	151,558	22,184	190,902	28,111
Operating expenses:
Selling and marketing	(12,080)	(1,768)	(9,395)	(1,383)
General and administrative	(14,251)	(2,086)	(17,560)	(2,586)
Research and development	(6,275)	(918)	(10,588)	(1,559)
Total operating expenses	(32,606)	(4,772)	(37,543)	(5,528)
Profit from operations	118,952	17,412	153,359	22,583
Interest expense	(3,146)	(460)	(2,444)	(360)
Share of earnings/(loss) in
equity investee companies	4,266	624	(2,449)	(361)
Interest income	810	119	1,212	178
Other income	(299)	(44)	1,097	162
Gain from disposal of equity
investment	-	-	15,559	2,291

Profit before income taxes and
non-controlling interests	120,583	17,651	166,334	24,493
Income tax expense
Current	(6,232)	(912)	(15,181)	(2,235)
Deferred	(21,331)	(3,122)	(19,996)	(2,945)
Income tax expense	(27,563)	(4,034)	(35,177)	(5,180)
Net income	93,020	13,617	131,157	19,313
Less: Net income attributable to
the non-controlling interest	(18,047)	(2,642)	(25,997)	(3,828)
Net income attributable to
Origin Agritech Limited	74,973	10,975	105,160	15,485
Net income per share – basic	3.26	0.48	4.57	0.67
Net income per share – diluted	3.26	0.48	4.52	0.67
Shares used in calculating basic
net income per share	23,013,692	23,013,692	23,013,692	23,013,692
Shares used in calculating
diluted net income per share	23,013,692	23,013,692	23,256,539	23,256,539

CONSOLIDATED BALANCE SHEETS (In thousands, except share data)

	September 30, 2009		June 30, 2010

	RMB	US$	RMB	US$
		(unaudited)	(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	121,255	17,756	307,208	45,238
Restricted bank deposits	500	73
Accounts receivable, net	5,692	834	9,797	1,443
Due from related parties	7,004	1,026	8,284	1,220
Advances to suppliers	1,937	284	10,274	1,513
Advances to growers	24,681	3,614	32,261	4,751
Inventories	341,770	50,047	260,020	38,289
Income tax recoverable	1,725	253	1,725	254
Prepaid expenses and other current
assets	8,725	1,277	38,391	5,652
Total current assets	513,289	75,164	667,960	98,360

Land use rights, net	20,496	3,001	20,873	3,074
Plant and equipment, net	152,962	22,399	153,569	22,614
Equity investments	65,453	9,585	18,266	2,690
Goodwill	16,665	2,440	17,304	2,548
Acquired intangible assets, net	36,648	5,367	36,848	5,426
Deferred income tax assets	15,040	2,202	5,720	842
Other assets	3,991	584	7,890	1,162
Total assets	824,544	120,742	928,430	136,716

Liabilities, non-controlling interests and shareholders’ equity
Current liabilities:
Short-term borrowings	80,290	11,757	136,900	20,159
Accounts payable	13,938	2,041	24,919	3,669
Note payable	117,896	17,264	-	-
Due to growers	9,619	1,409	1,496	220
Due to related parties	15,699	2,299	11,249	1,656
Advances from customers	219,963	32,210	275,397	40,554
Deferred revenues	18,280	2,677	42,119	6,202
Income tax payable	39,661	5,808	54,217	7,984
Other payables and accrued
expenses	31,476	4,609	25,756	3,793
Total current liabilities	546,822	80,074	572,053	84,237
Other long-term liabilities	-	-	8,460	1,246
Total liabilities	546,822	80,074	580,513	85,483

Equity:
Origin Agritech Limited
Shareholders’ equity:
Preferred stock	-	-
Common stock	-	-
Additional paid-in capital	391,620	57,347	382,185	56,279
Retained earnings (deficit)	(125,507)	(18,379)	(62,042)	(9,136)
Treasury stock at cost (498,851
shares)	(29,377)	(4,302)	(29,377)	(4,326)
Accumulated other
comprehensive loss	(10,403)	(1,523)	(10,098)	(1,487)
Total shareholders' equity	226,333	33,143	280,668	41,330
Non-controlling interest	51,389	7,525	67,249	9,903
Total equity	277,722	40,668	347,917	51,233
Total liabilities and shareholders'
equity	824,544	120,742	928,430	136,716

CONTACT:
Origin Agritech Limited
Irving H. Kau, +011.86.136.8108.0243
Acting Chief Financial Officer
Irving.kau@originseed.com.cn